UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP — General Counsel & Secretary

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015 and Amendment No. 3 filed with the SEC on December 7, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following after the last paragraph of the subsection entitled “Other Information”:

“On December 7, 2015, the Company received a letter from Icahn Enterprises L.P., signed by Keith Cozza, Chief Executive Officer, and the Reporting Persons filed an amendment to its Schedule 13D with the SEC which attached the December 7, 2015 letter as an exhibit.  The letter stated the following, among other things:

“I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys – Manny, Moe & Jack for $15.50 per share in cash.

This proposal is NOT subject to any due diligence, financing or antitrust conditions and we are prepared to enter immediately into the exact same merger agreement that Pep Boys executed with Bridgestone Retail Operations, LLC. In addition, we will enter into any reasonable further agreements that you may require in order to provide greater certainty of closing.

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We believe our proposal is clearly superior to the $15.00 per share Bridgestone transaction and that our financial wherewithal to close expeditiously is indisputable.

We are prepared to meet with you immediately to negotiate and document this transaction. We look forward to a prompt and favorable reply.””

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 7, 2015